MAXIM GROUP LLC

300 Park Avenue, 16th Floor
New York, New York 10022

January 20, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	LogicMark, Inc.

Registration Statement on Form S-1, as amended (Registration No. 333-268688)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the underwriters in connection with the above referenced Registration Statement relating to the offer and issuance by the Registrant of certain of its securities, hereby joins the Registrant’s request that the effective date of the Registration Statement be accelerated so that it shall be declared effective at 5:00 p.m., eastern time, on Monday, January 23, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus, dated January 13, 2023, to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

This is to further advise you that the underwriters have and will continue to comply with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, with regard to the Preliminary Prospectus and any amended Prospectus.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Co-President